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                                                                    EXHIBIT 12.1

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                                        FISCAL YEARS ENDED
                                                             ----------------------------------------
                                                             AUGUST 30,   AUGUST 31,     AUGUST 25,
                                                                2003         2002           2001
                                                             ----------   ----------   --------------
                                                                                       (AS RESTATED)
                                                                      (DOLLARS IN THOUSANDS)
Net income (loss) before income taxes......................   $10,898      $(6,713)       $(3,929)
Fixed charges:(1)
  Interest charges.........................................    28,940       26,026         22,846
  Interest portion of lease expense........................       983          833            735
                                                              -------      -------        -------
Total fixed charges........................................    29,923       26,859         23,581
Net income from operations before income taxes and fixed
  charges..................................................   $40,821      $20,146        $19,652
                                                              =======      =======        =======
Ratio of earnings to fixed charges(2)......................       1.4x          --             --

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(1) During the periods presented the Company had no preferred stock outstanding that required a cash payment. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.

(2) For purposes of computing this ratio, earnings consist of income (loss) before taxes on income and fixed charges. Fixed charges consist of interest expense, amortization of deferred debt issuance costs and the portion of rental expense that includes an interest factor. For the fiscal years ended August 31, 2002 and August 25, 2001, earnings before fixed charges were insufficient to cover fixed charges by approximately $6.7 million and $3.9 million, respectively.